ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)

FINANCIAL STATEMENTS
PUBLIC COPY

MARCH 31, 2024

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66145

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2023__   AND ENDING __03/31/2024__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arete Research, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Arch Street, 8th Floor
_____
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis Robert Merrill IV 617-357-4800		robert.merrill@arete.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
_____
(Name – if individual, state last, first, and middle name)

155 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

100

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Francis Robert Merrill IV_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Arete Research LLC_____, as of __3/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ISRAEL SANCHEZ
MY COMMISSION EXPIRES
DECEMBER 21, 2027
NOTARY ID: 130433743

Notary Public

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

withum +
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arete Research, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arete Research, LLC (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

Boston, Massachusetts
June 21, 2024

WithumSmith+Brown, PC 155 Seaport Boulevard, Boston, Massachusetts 02210-2698   **T** (617) 227 3333   **F** (617) 227 5430   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

<u>ASSETS</u>

ASSETS

Cash	$	860,126
Accounts receivable		435,192
Other assets		4,624
Due from related parties		192,052
Furniture and equipment, net of accumulated depreciation of $81,178		2,302
TOTAL ASSETS	$	1,494,296

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accounts payable and accrued expenses	$	537,623
Income taxes payable		9,381
Contract liabilities		324,242
Other liabilities		1,105
TOTAL LIABILITIES		872,351
MEMBER'S EQUITY		621,945
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,494,296

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Organization</u>

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and media companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in Note 4, the Company contracts exclusively with its Parent to provide research services. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, as presented in the statement of financial condition may vary significantly from those that would have existed had the Company existed without such affiliation.

Note 2 - <u>Summary of Significant Accounting Policies</u>

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 - <u>Summary of Significant Accounting Policies (Continued)</u>

Cash

Cash represents cash on hand and demand deposits held at financial institutions. Cash nis held at major financial institutions and is subject to credit risk to the extent those balances exceed the applicable Federal Deposit Insurance Corporation (FDIC) of Securities Investor Protection Corporation (SIPC) limitations.

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company reports in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ACS 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of the expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for the credit losses are reported in credit loss expense.

The Company identified accounts receivables applicable to this guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses as of March 31, 2024.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. Cash balances regularly exceed federally insured limits at times during the year. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial conditions, results of operations, and cash flows. The Company had two clients which represented about fifty-four percent of the accounts receivable as of March 31, 2024.

Note 2 – <u>Summary of Significant Accounting Policies (Continued)</u>

Income Taxes

The Company is a limited liability company, but has elected to be taxed as a "C" corporation for U.S. income tax purposes. The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Contract Liabilities

Research fees received in advance for future services are deferred to the fiscal year in which the service will be provided. The Company had $74,167 of contract liabilities at April 1, 2023 and $324,242 of contract liabilities at March 31, 2024.

Subsequent Events

The Company has evaluated subsequent events after the date of the statement of financial condition through June 21, 2024, which is the date the financial statements were available to be issued.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

Note 3 - Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2024, the Company's "Net Capital" was $269,203 and the "Required Net Capital" was $39,395. At March 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 2.1951 to 1.

Note 4 – Related Party Transactions

The Company has entered into an agreement with the Parent whereby the Parent will charge the Company for research services. For the year ended March 31, 2024, these services as computed under this agreement, were $4,422,144. Additionally, certain sales made by the Parent and an affiliate related through common ownership to their customer base in the United States of America are collected by the Company. As of March 31, 2024, the Company had $208,586 due from its Parent pursuant to this agreement with the Parent and these amounts are included in due from related parties in the accompanying statement of financial condition. As of March 31, 2024, the Company had an amount of $0 due to its affiliates related to revenue collected on behalf of the related parties.

Note 5 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2024:

Accounts payable	$ 41,950
Professional and regulatory fees	52,562
Salaries	55,897
Bonus and other compensation costs	387,214
	$ 537,623

Note 6 - Income Tax

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences that have been recognized in the financial statements and tax returns.

The Company is subject to taxation and files tax returns in the U.S. Federal jurisdiction and several state jurisdictions. At March 31, 2024, the Company had no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure.

Note 7 - Leases

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease is secured by a security deposit of $713, which is included in other assets on the statement of financial condition. The agreement provides for monthly lease payments of $713, with annual increases, as described in the agreement. The Company leases its office space with a contract term of less than 12 months.

Note 8 – Employee Benefit Plan

The Company is a sponsor of a 401(k) Retirement Plan (the "Plan"). The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year.